Exhibit 99.1

Leju Reports Second Quarter 2017 Results

BEIJING, Aug. 31, 2017 /PRNewswire/— Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Financial Highlights

•                      Total revenues decreased by 41% year-on-year to $92.7 million.

•                      Revenues from e-commerce services decreased by 46% year-on-year to $63.7 million.

•                      Revenues from online advertising services decreased by 28% year-on-year to $24.8 million.

•                      Revenues from listing services decreased by 26% year-on-year to $4.2 million.

•                      Loss from operations was $83.0 million, including goodwill impairment charge of $41.2 million. Non-GAAP1 loss from operations was $37.4 million.

•                      Net loss attributable to Leju shareholders was $87.3 million, including goodwill impairment charge of $41.2 million, or $0.64 loss per diluted American depositary share (“ADS”). Non-GAAP net loss attributable to Leju shareholders was $42.3 million, or $0.31 loss per diluted ADS.

First Half 2017 Financial Highlights

•                      Total revenues decreased by 41% year-on-year to $161.0 million.

•                      Revenues from e-commerce services decreased by 50% year-on-year to $101.8 million.

•                      Revenues from online advertising services decreased by 10% year-on-year to $50.6 million.

•                      Revenues from listing services decreased by 20% year-on-year to $8.6 million.

•                      Loss from operations was $129.2 million, including goodwill impairment charge of $41.2 million. Non-GAAP loss from operations was $79.2 million.

•                      Net loss attributable to Leju shareholders was $115.5 million, including goodwill impairment charge of $41.2 million, or $0.85 loss per diluted American depositary share (“ADS”). Non-GAAP net loss attributable to Leju shareholders was $66.5 million, or $0.49 loss per diluted ADS.

“During the second quarter, we continued to face an extremely challenging operating environment,” said Mr. Geoffrey He, Leju’s Chief Executive Officer. “Restrictive policies on the real estate industry such as price ceilings, required holdings period, and tightened mortgage lending were strictly enforced in this quarter and further expanded from tier 1 and tier 2 cities into some lower tier cities. As a result, demand for marketing activities was sharply reduced in both primary and secondary real estate markets in major cities where we operate, which had a significant and negative impact on our operations and results.”

“Despite the policy headwinds, we stayed focused on offering differentiated and comprehensive marketing solutions for our developer clients, who well recognize Leju’s value as a result of our continued investment in platform improvement, brand awareness and product innovation. We believe Leju is well positioned to capture the growth opportunity when the market normalizes. In the near term, we will closely monitor market development and regulatory changes and make necessary adjustments to reduce costs and operating losses.”

1  Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and goodwill impairment . See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Second Quarter 2017 Results

Total revenues were $92.7 million, a decrease of 41% from $158.3 million for the same quarter of 2016 as a result of restrictions placed by local governments.

Revenues from e-commerce services were $63.7 million, a decrease of 46% from $118.2 million for the same quarter of 2016, primarily due to decreases in both the number of discount coupons redeemed and in the average price per discount coupon.

Revenues from online advertising services were $24.8 million, a decrease of 28% from $34.4 million for the same quarter of 2016, primarily due to a decrease in property developers’ online advertising demand.

Revenues from listing services were $4.2 million, a decrease of 26% from $5.7 million for the same quarter of 2016, primarily due to a decrease in secondary home sales.

Cost of revenues was $19.2 million, an increase of 31% from $14.6 million for the same quarter of 2016, primarily due to increased cost of advertising resources purchased, partially offset by decreased staffing cost of the editorial department as a result of headcount change.

Selling, general and administrative expenses were $117.9 million, a decrease of 12% from $134.3 million for the same quarter of 2016, primarily due to decreased marketing expenses related to the Company’s e-commerce business and decreased commission expenses in line with the decrease of revenues.

Goodwill impairment charge was $41.2 million. Since changes in market environment continued to have a negative impact on the Company’s operating conditions and business outlook, an impairment loss of goodwill of $41.2 million was recognized based on the impairment assessment review.

Loss from operations was $83.0 million, compared to income from operations of $10.1 million for the same quarter of 2016. Non-GAAP loss from operations was $37.4 million, compared to non-GAAP income from operations of $16.5 million for the same quarter of 2016.

Net loss was $87.5 million, compared to net income of $8.6 million for the same quarter of 2016. Non-GAAP net loss was $42.5 million, compared to non-GAAP net income of $14.3 million for the same quarter of 2016.

Net loss attributable to Leju shareholders was $87.3 million, or $0.64 loss per diluted ADS, compared to net income attributable to Leju shareholders of $9.5 million, or $0.07 per diluted ADS, for the same quarter of 2016. Non-GAAP net loss attributable to Leju shareholders was $42.3 million, or $0.31 loss per diluted ADS, compared to non-GAAP net income attributable to Leju shareholders of $15.2 million, or $0.11 per diluted ADS, for the same quarter of 2016.

First Half 2017 Results

Total revenues were $161.0 million, a decrease of 41% from $271.3 million for the same period of 2016 as a result of restrictions placed by local governments.

Revenues from e-commerce services were $101.8 million, a decrease of 50% from $204.3 million for the same period of 2016, primarily due to decreases in both the number of discount coupons redeemed and in the average price per discount coupon.

Revenues from online advertising services were $50.6 million, a decrease of 10% from $56.2 million for the same period of 2016, primarily due to a decrease in property developers’ online advertising demand.

Revenues from listing services were $8.6 million, a decrease of 20% from $10.8 million for the same period of 2016, primarily due to a decrease in secondary home sales.

Cost of revenues was $33.3 million, an increase of 18% from $28.2 million for the same period of 2016, primarily due to increased cost of advertising resources purchased, partially offset by decreased staffing cost of the editorial department as a result of headcount change.

Selling, general and administrative expenses were $218.5 million, a decrease of 12% from $247.6 million for the same period of 2016, primarily due to decreased marketing expenses related to the Company’s e-commerce business and decreased commission expenses in line with the decrease of revenues.

Goodwill impairment charge was $41.2 million. Since changes in market environment continued to have a negative impact on the Company’s operating conditions and business outlook, an impairment loss of goodwill of $41.2 million was recognized based on the impairment assessment review.

Loss from operations was $129.2 million, compared to $3.7 million for the same period of 2016. Non-GAAP loss from operations was $79.2 million, compared to non-GAAP income from operations of $9.2 million for the same period of 2016.

Net loss was $116.2 million, compared to $2.4 million for the same period of 2016. Non-GAAP net loss was $67.2 million, compared to non-GAAP net income of $8.9 million for the same period of 2016.

Net loss attributable to Leju shareholders was $115.5 million, or $0.85 loss per diluted ADS, compared to $1.4 million, or $0.01 loss per diluted ADS, for the same period of 2016. Non-GAAP net loss attributable to Leju shareholders was $66.5 million, or $0.49 loss per diluted ADS, compared to non-GAAP net income attributable to Leju shareholders of $9.9 million, or $0.07 per diluted ADS, for the same period of 2016.

Cash Flow

As of June 30, 2017, the Company’s cash and cash equivalents balance was $192.5 million.

Second quarter 2017 net cash used in operating activities was $29.5 million, mainly attributable to non-GAAP net loss of $42.5 million, partially offset by an increase in accrued marketing and advertising expenses and other current liabilities of $13.2 million.

Business Outlook

The Company estimates that its total revenues for the third quarter of 2017 will be approximately $85 million to $95 million, which would represent a decrease of approximately 48% to 54% from $183.3 million in the same quarter in 2016. This forecast reflects the ‘Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on August 31, 2017 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-323-794-2094
Hong Kong:	+852-3008-1527
Mainland China:	+400-120-9101

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following number until September 7, 2017:

U.S./International:	+1-888-203-1112
Hong Kong:	+ 800-901-108
Mainland China:	+ 400-120-1651
Passcode:	6186995

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 370 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s principal shareholding interest in Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and goodwill impairment. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and goodwill impairment which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Annie Huang

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	June 30,
	2016	2017
ASSETS
Current assets
Cash and cash equivalents	274,338	192,494
Accounts receivable, net	71,390	81,073
Marketable securities	2,181	2,088
Prepaid expenses and other current assets	12,756	14,572
Customer deposits	39,702	32,736
Amounts due from related parties	6,019	3,208
Total current assets	406,386	326,171
Property and equipment, net	7,923	7,615
Intangible assets, net	78,374	77,462
Investment in affiliates	409	285
Goodwill	39,018	—
Deferred tax assets	41,698	42,699
Other non-current assets	2,059	1,994
Total assets	575,867	456,226

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,574	2,320
Accrued payroll and welfare expenses	41,728	36,918
Income tax payable	66,148	45,139
Other tax payable	16,678	12,388
Amounts due to related parties	1,581	8,118
Advance from customers and deferred revenue	5,058	6,116
Accrued marketing and advertising expenses	9,355	19,001
Other current liabilities	8,516	8,687
Total current liabilities	150,638	138,687
Deferred tax liabilities	18,869	20,680
Total liabilities	169,507	159,367
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,503,958 and 135,763,962 shares issued and outstanding, as of December 31, 2016 and June 30, 2017, respectively	136	136
Additional paid-in capital	785,019	787,424
Accumulated deficit	(354,365)	(469,864)
Accumulated other comprehensive income	(22,321)	(18,015)
Total Leju equity	408,469	299,681
Non-controlling interests	(2,109)	(2,822)
Total equity	406,360	296,859
TOTAL LIABILITIES AND EQUITY	575,867	456,226

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2017	2016	2017

Revenues
E-commerce	118,219	63,719	204,307	101,810
Online advertising services	34,433	24,760	56,214	50,553
Listing services	5,671	4,210	10,790	8,634
Total revenues	158,323	92,689	271,311	160,997
Cost of revenues	(14,639)	(19,163)	(28,236)	(33,293)
Selling, general and administrative expenses	(134,298)	(117,931)	(247,610)	(218,452)
Goodwill impairment charge	—	(41,223)	—	(41,223)
Other operating income	708	2,671	810	2,742
Income (loss) from operations	10,094	(82,957)	(3,725)	(129,229)
Investment income (loss)	3	—	(190)	—
Interest income	330	294	552	577
Other income (expenses), net	516	(435)	501	(307)
Income (loss) before taxes and equity in affiliates	10,943	(83,098)	(2,862)	(128,959)
Income tax benefits (expenses)	(2,223)	(4,368)	581	12,925
Income (loss) before equity in affiliates	8,720	(87,466)	(2,281)	(116,034)
Loss from equity in affiliates	(76)	(56)	(136)	(132)
Net income (loss)	8,644	(87,522)	(2,417)	(116,166)
Less: net loss attributable to non-controlling interests	(884)	(219)	(981)	(690)
Net income (loss) attributable to Leju shareholders	9,528	(87,303)	(1,436)	(115,476)

Earnings (loss) per share:
Basic	0.07	(0.64)	(0.01)	(0.85)
Diluted	0.07	(0.64)	(0.01)	(0.85)
Shares used in computation:
Basic	135,259,389	135,763,962	135,117,867	135,652,738
Diluted	135,366,778	135,763,962	135,117,867	135,652,738

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.7744 on June 30, 2017 and USD1 = RMB6.8547 for the six months ended June 30, 2017

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2017	2016	2017

Net income (loss)	8,644	(87,522)	(2,417)	(116,166)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	(4,575)	3,025	(3,785)	4,268

Comprehensive income (loss)	4,069	(84,497)	(6,202)	(111,898)

Less: Comprehensive loss attributable to non-controlling interest	(882)	(251)	(980)	(729)

Comprehensive income (loss) attributable to Leju shareholders	4,951	(84,246)	(5,222)	(111,169)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2017	2016	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income (loss) from operations	10,094	(82,957)	(3,725)	(129,229)
Share-based compensation expense	3,364	976	6,727	2,398
Amortization of intangible assets resulting from business acquisitions	3,083	3,332	6,167	6,363
Goodwill impairment	—	41,223	—	41,223
Non-GAAP income (loss) from operations	16,541	(37,426)	9,169	(79,245)

GAAP net income (loss)	8,644	(87,522)	(2,417)	(116,166)
Share-based compensation expense (net of tax)	3,364	976	6,727	2,398
Amortization of intangible assets resulting from business acquisitions (net of tax)	2,312	2,797	4,625	5,367
Goodwill impairment (net of tax)	—	41,223	—	41,223
Non-GAAP net income (loss)	14,320	(42,526)	8,935	(67,178)

Net income (loss) attributable to Leju Shareholder	9,528	(87,303)	(1,436)	(115,476)
Share-based compensation expense (net of tax and non-controlling interests)	3,356	968	6,711	2,382
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,312	2,797	4,625	5,367
Goodwill impairment (net of tax and non-controlling interests)	—	41,223	—	41,223
Non-GAAP net income (loss) attributable to Leju shareholders	15,196	(42,315)	9,900	(66,504)

GAAP net income (loss) per ADS — basic	0.07	(0.64)	(0.01)	(0.85)

GAAP net income (loss) per ADS — diluted	0.07	(0.64)	(0.01)	(0.85)

Non-GAAP net income (loss) per ADS — basic	0.11	(0.31)	0.07	(0.49)

Non-GAAP net income (loss) per ADS — diluted	0.11	(0.31)	0.07	(0.49)

Shares used in calculating basic GAAP/non-GAAP net income (loss) attributable to shareholders per ADS	135,259,389	135,763,962	135,117,867	135,652,738

Shares used in calculating diluted GAAP net income (loss) attributable to shareholders per ADS	135,366,778	135,763,962	135,117,867	135,652,738

Shares used in calculating diluted non-GAAP net income (loss) attributable to shareholders per ADS	135,366,778	135,763,962	135,171,562	135,652,738

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2017	2016	2017

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	76,383	97,282	135,685	140,731
Number of discount coupons redeemed (number of transactions)	49,982	32,670	84,225	51,657